UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

E-VALUATOR FUNDS TRUST

(exact name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Bloomington and the State of Minnesota on the 22nd day of June, 2021.

E-VALUATOR FUNDS TRUST

By:	/s/ Kevin R. Miller
Kevin R. Miller
President

Attest:

By:	/s/ Collin J. Miller
Collin J. Miller
Vice President and Secretary